Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Orla Mining Ltd. (“Orla” or the “Company”)

Suite 1010, 1075 West Georgia Street

Vancouver, BC

V6E 3C9

2.	Date of Material Change

July 23, 2025

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through various approved public media and filed on SEDAR+ on July 23, 2025.

4.	Summary of Material Change

On July 23, 2025, an uncontrolled material movement event occurred on the pit wall at the Company’s Camino Rojo Oxide Mine in Zacatecas, Mexico.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On July 23, 2025, an uncontrolled material movement event occurred on the pit wall at the Company’s Camino Rojo Oxide Mine in Zacatecas, Mexico.

The event occurred along the temporary north wall of the open pit, which included ore material expected to be mined as part of the ultimate open pit. There were no injuries or equipment damage as a result of the material movement, which was detected early by the pit monitoring systems. The event was caused by significant rain. There was no environmental damage resulting from the incident; however, rainwater diversion channels will need to be re-established to prevent further material subsidence in the pit.

While the main access throughout the pit was not affected, mining in the pit has been temporarily suspended. Pit access has been restricted to the necessary technical and operating personnel to support the appropriate geotechnical assessments required for safe remediation and resumption of mining activities. Crushing and stacking of stockpiled material onto the heap leach will continue in the interim. The Company is currently assessing any potential impact of the pit wall event on its full-year production guidance for Camino Rojo.

The relevant authorities are being notified as appropriate, and Orla is implementing appropriate remediation measures. The safety of all personnel remains the Company’s top priority as it undertakes a comprehensive analysis to ensure the ongoing stability of mining operations.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name of the executive officer of the Company who is knowledgeable about the material change and this report is:

Jason Simpson

President and Chief Executive Officer

Tel: 604-564-1852

9.	Date of Report

July 28, 2025

Forward-looking Statements

This material change report contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the impact of the pit wall event on the Company’s operations, the Company’s ability to remediate the same, and the Company’s ability to continue crushing and stacking stockpile material. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the impact of the pit wall event on the Company’s operations at Camino Rojo; the Company’s ability to carry on mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; that all conditions of the Company’s credit facility will be met; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for operation of projects; the Company’s ability to operate in a safe, efficient, and effective manner; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to, the Company’s ability to remediate the pit wall event, risks associated with mining operations, risks associated with receipt and compliance with government permits, reclamation costs, environmental and other regulatory requirements; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.